VIA EDGAR FILING

January 29, 2009

Mail Stop 3561

Mr. Louis Rambo

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Dear Mr. Rambo:

This letter is a follow-up to the telephone conversation you had earlier today with Linda Kelso of Foley and Lardner LLP, on behalf of Stein Mart. As discussed, because of our external auditor’s need to review our response to your comment letter dated January 15, 2009 (File No. 000-20052), we have requested a one-week extension of time to submit our response. As agreed, we will respond to you no later than February 6, 2009.

Sincerely,

/s/ James G. Delfs
Senior Vice President, Finance and Chief Financial Officer